March 16, 2005

Ms. Tara L. Harkins
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Subject: Letter dated March 11, 2005 to Spectrum Control, Inc.;
               Comments on Form 10-K for the year ended November 30, 2004
               File No. 0-8796

Dear Ms. Harkins:

In response to the Commission's letter referred to above (the "Letter"), Spectrum Control, Inc. (the "Company") hereby acknowledges and asserts the following:
(1)	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
(2)	Staff comments or changes to disclosure to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking action with respect to the filing; and
(3)	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
(4)

As a supplemental response to staff comment #1 in the Letter, the Company hereby states that there were no changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal year ended November 30, 2004, that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting.

(5)

In response to staff comment #2 in the Letter, the Company will revise the language used in our disclosure in future filings concerning changes in our internal control over financial reporting that occurred during the fourth quarter or the applicable quarter to indicate whether there was any change in our internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting, consistent with the language used in amended Item 308(C) of Regulation S-K.

If you have any additional comments or questions, or need any additional information, please contact the undersigned at your convenience.

John P. Freeman CPA, CMA Senior Vice President and Chief Financial Officer Phone: (814) 474-4312 Fax: (814) 474-4475 E-mail: freeman@spectrumcontrol.com